October 14, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
President and Chief Executive Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

      Re: 	Seychelle Environmental Technologies, Inc.
      Form 10-SB
      Filed September 19, 2005
      File No. 000-29373

Dear Mr. Palmer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please note that the Form 10-SB goes effective by lapse of time
60
days after the registration statement was filed pursuant to Exchange
Act Section 12(g)(1). If our comments are not addressed within this
60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB that includes changes responsive to our comments.

2. As you are aware, your registration under Section 12(g) of the Securities Exchange Act of 1934 is voluntary and following registration you will be required to file periodic reports with the
SEC under Section 13(a) of the Exchange Act. Once the registration statement is effective, the only way to discontinue your reporting obligations without violating federal securities laws will be to deregister the securities by filing Form 15 under Exchange Act Rule
12g-4.

3. Some of our comments may require restatement of your financial statements. Restatement of your financial statements would require that you:
* Comply with paragraphs 13, 36 & 37 of APB 20 related to the correction of an error in previously issued financial statements.
* Obtain a revised auditor`s report consistent with AU 420.11 containing an explanatory paragraph.
* Label the financial statements as restated.

4. The financial statements in your next amendment should be updated to comply with Rule 310(g) of Regulation S-B. We note reference to various dates in your document, including February 28, 2005, and May
31, 2005.

5. Please also include a currently dated consent from your independent public accountant in the amendment.

Cover Page

6. Please revise the cover page and throughout the filing to reflect that this filing is made on Form 10-SB.

Special Note Regarding Forward-Looking Statements, page 1

7. Delete reference to Section 27A of the Securities Act and the Private Securities Litigation Reform Act of 1995. The safe harbor of the PSLRA excludes statements made by the issuers of penny stock from its safe harbor provisions. Refer to Section 21E of the Securities
Exchange Act of 1934.

Description of the Business, page 1
Business of Seychelle, page 2

8. The last sentence of the first paragraph of this section refers to
a "problem" that appears to relate to the asserted deterioration of
the quality of water. Please revise this sentence to clarify what effect, if any, the water content of the human body has on your mission. Revise as necessary.
9. Please state the basis for your factual and comparative
statements
here and throughout your document regarding the size of your operations, your market share, and the growth of demand within your industry. In addition, provide us supplementally with independent support for these statements and tell us whether this information is available publicly.  Examples of statements for which support should
be provided in your registration statement and supplementally include:
* "The global water market is estimated to be in excess of $420 billion annually . . . ."
* "Per capita bottle water consumption in Mexico is 42 gallons a year
.. . . ."
* "No other water filtration system can achieve this level of removal
of up to 99.8% of all known pollutants and contaminants . . . ."

10. Please delete reference to the market shares of major bottled water marketers. As you do not appear to be engaged in the sale or distribution of bottled water, this information may be confusing to investors.

General Business Plan, page 3

11. Please revise here and throughout your document, as necessary, to remove undefined acronyms as well as company and industry jargon.
For instance, you should define "PSI," "ANSI," "NSF," and state what comprises "the four major areas of concern."

12. Please clarify your statement that the company is an accumulation of over 35 years of innovation. It appears that the company has been in existence for less than 10 years.

New Products, page 4

13. Please disclose when you acquired the rights of Enviro(3) Care Incorporation and when the licensing agreement with Aqua Gear USA was signed.

Manufacturing, page 4

14. Please revise your disclosure to clarify whether you intend to maintain two production facilities or whether you intend to produce all of your portable filtration products in China. In addition, please tell us what consideration you have given to filing your agreement with Heibei R.O. Environmental Technologies as an exhibit to your registration statement. If you do not believe this contract is material to your business, please explain why supplementally.




Raw Materials, page 5

15. Please clarify the meaning of "proprietary media" and how they are used in the production of your products.

Customers and Competition, page 5

16. Expand your discussion under this heading to discuss competitive conditions within your industry, your position within the industry, the geographic and product markets in which you compete, and the methods by which you compete with those similarly involved in your industry.

17. Disclose whether you are dependent on one or a few major customers, and if so, please identify them. We note disclosure in the footnotes to the financial statements that three unidentified customers have represented a large portion of your sales in the past two fiscal years.

Backlog, page 5

18. Please disclose what portion of the backlog you expect to fill within the current fiscal year and provide the backlog as of a comparable date in the preceding year.

Proprietary Information and Technology, page 5

19. Please disclose the expiration dates for your material patents.

Risk Factors Related to Our Business, page 6
Limited Profitability, page 7

20. Please revise this heading, as well as statements that you "may not continue to generate sufficient revenues" and "may not continue to generate a positive cash flow or maintain profitability," as these statements convey the impression that your present operations generate sufficient revenue and cash flow and that you are profitable.

Inherently Risky-Competition, page 7

21. We note your statement that you "are subject to the risks that are common with under-capitalized companies." Please include a separate risk factor discussing your under-capitalization as well as the risks attendant to such under-capitalization.



Need for Additional Financing, page 7

22. This risk factor purports to address your need for additional financing, but concludes that you do not foresee the need for additional funding for the balance of the current fiscal year. Please revise the heading or body of this risk factor to clearly convey a risk applicable to you or your investors.

Potential Inability to Conduct Successful Operations, page 8

23. This risk factor contains vague generalities such as your statement that "operations may be affected by many factors . . ." and that "these problems . . . could have a materially adverse effect on
[y]our viability as an entity . . . ."  Please ensure that each risk
factor describes a specific material risk, rather than a statement of facts that does not clearly explain why the factor is a particular, concrete, risk to you or investors. Risks that could apply to any company or that are themselves speculative are vague and should be revised to make them more specific to your company.

Management`s Discussion & Analysis-Plan of Operation, page 9

24. Please disclose when you consolidated your business with Nikken and whether you achieved increased sales as a result.

25. Please supplementally tell us why you believe sales have "stabilized," when it appears that there was a precipitous 76% drop in revenues between 2002 and 2004, and that revenues declined an additional 27% between the fiscal year ended February 29, 2004 and February 28, 2005. We may have additional comment upon review of your response.

Plan of Operation, page 10

26. As you have had revenues from operations in each of the last two fiscal years, you should only provide information as required by Item
303 (b) and (c) of Regulation S-B and not Item 303 (a). Please delete your plan of operation section and include any applicable information in your management`s discussion and analysis of financial condition and results of operations.

Results of Operations, page 11

27. Significantly expand your discussion of results of operations. You should explain material variances in your operations as well as the business reasons for the variances. Each business reason you identify as contributing to a change between periods should be individually quantified where practicable. For example, your discussion should include, but not be limited to, a discussion of the reasons why sales decreased by approximately 27% in fiscal 2005. Your discussion should cover material changes in any line item on your statement of operations for each of the last two fiscal years as well as the interim periods covered in your interim financial statements.
See Regulation S-B, Item 303(b)(1), (2). Your disclosure in response to this comment should supersede your current disclosure under the heading Causes for any material changes from period to period on page
11.

28. Revise this section to provide all other information required by paragraph (b) to Item 303 of Regulation S-K, including discussion and analysis of the results of operations, as discussed in the preceding comment, for each of the past two fiscal years.

29. In your discussion of known trends that are expected to have a material impact on revenues you should analyze why there is a trend as well as the direction of the trend, rather than repeating disclosure regarding results of operations. Refer to SEC Interpretive Release 34-48960, Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (December 2003).

Liquidity and Capital Resources, page 11

30. We note that you require prepayment on sales orders. Please expand this disclosure to discuss the related costs of fulfilling such orders.

31. Please expand your disclosure with respect to the terms of your two lines of credit discussed in Note 12 of your audited financial statements. Include a discussion of any limitations on borrowing and any material restrictive covenants, such as a restriction on the payment of dividends.

32. On page 2 you state that the TAM Irrevocable Trust and Pacific Financial have loaned you funds from 2001 to 2005 and continue to finance your operations. Please clarify in your liquidity section whether the TAM Irrevocable Trust, Pacific Financial, or any other shareholders have agreed to provide additional funding in the future.

33. Please disclose the estimated monthly amount of general overhead costs necessary to sustain your current operations.

34. We note your statement that you do not foresee the need for additional funding for the year ending February 28, 2006. Please revise this statement to state the period of time for which you can satisfy your cash requirements and state whether you will have to raise additional funds in the next twelve months.

Trends that have or will likely impact revenues from continuing operations, page 11

35. Please discuss the expected impact of patent expiration on your future revenues. If applicable, please also discuss any trends affecting your reported revenues or that you consider likely to have an affect in the future. For example, it is unclear why "business is improving" and whether any underlying trends are affecting reported revenues.

36. Also, it is unclear why the small fluctuation in gross margin for the three months ended May 31, 2005 compared to the same period in 2004 is meaningful and what underlying trend contributed to it. Expand your discussion to identify the products for which changes in demand have improved your gross margin. Your discussion should specifically identify any trends you see as likely to have a continued material impact on your gross margin or income.

Security Ownership of Certain Beneficial Owners and Management,
page
12

37. Revise your table to state whether it includes shares issuable within 60 days. See Exchange Act Rule 13d-3.

Directors, Executive Officers, Promoters, and Control Persons . .
..,
page 13

38. Please revise this section to state the business experience of Richard Parsons and James Place over the past five years. See
Regulation S-B, Item 401(a)(4).

39. Please disclose the positions held by Messrs. Parsons and Place during their tenures at the companies referenced in their biographical information.

Executive Compensation, page 14

40. Revise your executive compensation table to reflect the consulting agreements you entered into with two officers in November
2004.

Certain Relationships and Related Transactions, page 15

41. Revise your disclosure on page 15 to name the officers with whom you entered into management consulting contracts in November 2004. Similarly name the officer with whom you expanded the consulting agreement in March 2005. You should also revise this section to name the companies related to an officer and Board member who advanced you funds in February 2004 and 2005, as well as the officer and Board member. See Regulation S-B, Item 404(a).

42. File the consulting agreements, including the three March 29, 2005 revised consulting agreements, as well as the contracts or notes evidencing your February 2004 and 2005 advances, as exhibits to this registration statement. See Regulation S-B, Item 601(b)(10).

43. Revise your disclosure of the grant of 1,266,667 shares to Tam Irrevocable Trust in exchange for discharge of indebtedness as well as your grant of 500,000 warrants to more clearly state the nature of the transactions. In addition, we note that the date of the sale of
1,266,667 shares differs from that disclosed in the Unregistered Sales of Securities section, and that the warrant grant is not disclosed in Unregistered Sales of Securities. Please revise Unregistered Sales of Securities to disclose the consideration you received for these warrants. For shares issued in exchange for discharge of indebtedness, you should discuss the material terms of that indebtedness. We may have additional comment upon review of your response.

Part II
Principal Market or Markets, page 18

44. Please disclose why you filed a Form 15 in 2002.

Legal Proceedings, page 19

45. Revise your discussion of the suit by SafeWater Anywhere, Inc., to provide a description of the facts, rather than legal theories, underlying the proceedings. Please also update your disclosure to state the current status of the litigation.

46. Please remove discussion of the suits brought by Douglas Copp and
Letty Carcia, as they are no longer pending.

Recent Sales of Unregistered Securities, page 20

47. Revise this section to provide the information required by Item
701 of Regulation S-B for all securities that you have sold within the past three years without registering them under the Securities Act. You may remove disclosure of sales that took place more than three years ago. In addition to providing the date, title, and amount of securities sold, you must state the section of the Securities Act or rule of the Commission under which you claimed exemption from registration, as well as the facts relied upon to make the exemption available. These disclosures must also state the name of the individual or entity that purchased the securities. Refer to
Item 701 of Regulation S-B.



Audited Financial Statements
Statements of Operations, page 26

48. In light of the materiality of your expense with related parties, including interest expense, please show such amounts on a separate line in your statements of operations.

49. We note from your statements of cash flow that you had a provision for slow moving inventory of $162,700 in the year ended February 28, 2005. Such amounts should be included in cost of sales which only amounted to $155,113 for the year ended February 28, 2005.
Please restate your financial statements to reflect the charge in costs of sales.

50. We note your provision for income taxes of $1,600 in each of the fiscal years ended 2005 and 2004. Please note that this line item should only reflect taxes based on income. Fixed corporation fees and similar costs should be included in another line item.

Note 1: Organization and Description of Business, page 33

51. Please update your discussion with respect to the current status of the various agreements discussed in this note. In this regard, your current discussion addresses the agreements as if they had not yet commenced.

52. We note the geographic information presented for Asia and Abroad on page 34. If these sales amounts are attributable to an individual foreign country in a material amount, please disclose this country separately in accordance with paragraph 38 of SFAS 131. Please revise or advise.

Note 2: Summary of Significant Accounting Policies, page 35
General

53. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and general and administrative expenses line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling or general and administrative expenses.

Revenue Recognition, page 35

54. Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of sales, also disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10.

55. Disclose your policy for product returns including the specific period during which products may be returned and whether you provide a full or partial refund in such an event.

56. Please provide us with additional information to help us understand why your accrual for product returns of $62,000 as of February 29, 2004 and 2003 is appropriate. Please tell us how you determined the amount of the reserve and provide us with your calculation of the reserve. You should explain each assumption underlying your calculation, including the percentage of sales expected to be returned.

If, after re-evaluating your returns accrual as of February 29,
2004
and 2003, you conclude that it was materially overstated, you should restate your financial statements for the correction of an error in accordance with paragraphs 36 and 37 of APB 20

57. We note on page 48 that you have no reserve for returned products. Your revenue recognition policy should be revised to state the reasons why management believes that no liability for returned products is necessary.

Inventories, page 35

58. Please add an inventory footnote to your financial statements to disclose the amounts in the major classes of inventory (finished, work-in-process, raw materials, etc.) as well as any inventory identified as slow moving or obsolete.

59. Please tell us when the inventory you scrapped during fiscal
2005
was determined to be slow moving or obsolete. Please also tell us the nature of the inventory.


Customer Deposits, page 37

60. If true, please revise to clarify that customer deposits are recognized as revenue in accordance with your revenue recognition policy, which is not necessarily met upon shipment.

Research and Development Expenses, page 37

61. It is unclear why you reflect research and development expenses in cost of sales. Please revise or advise.

Issuance of Stock for Services, page 39

62. Please provide the tabular presentation required by subsection
(c) of paragraph 2(e) of SFAS 148 in your "Summary of Significant
Accounting Policies."

Property and Equipment, page 45

63. Please tell us more regarding the tooling not in service, including when it was purchased, the current status of your plans to utilize it, alternate uses for the tooling and its fair value. Please tell us what consideration you gave to the need to test the tooling not in service for recoverability in accordance with paragraph 8 of SFAS 144. If you concluded no recovery analysis is required by paragraph 8, please tell us why. If not, please provide us with your recovery analysis as of each balance sheet date presented in your filing.

Note 4: Intangible Assets, page 46

64. Please note paragraph 15 of SFAS 142 requires that intangible assets subject to amortization should be evaluated for impairment in accordance with paragraphs 7-24 of SFAS 144. We note the following:
* Loss from operations have been experienced in 2005 and 2004 as well as the quarter ended May 31, 2005;
* Net losses have been experienced in each of the three years since you acquired your intangible assets as well as the quarter ended May
31, 2005;
* Your operations have been a use of cash in 2005 and 2004 as well as the quarter ended May 31, 2005;
* The relationship with your principal customer (Nikken) ended in 2002 resulting in a significant drop in revenue.

In view of these negative factors it appears that your intangible
assets may be impaired.   Please provide us the results of your
impairment analysis as of each balance sheet date presented in your filing.

Note 6: Notes Payable to Related Parties, page 48

65. You repeat many of the disclosures in this note three times in the notes to your annual financial statements and twice in the notes to your interim financial statements. Please consider revising to reference the initial disclosure in each set of financial statements rather than providing repetitive disclosures in the same set of financial statements.

66. Please disclose the basis for the issuance of the 1,266,667 shares of common stock to the TAM Trust. Specifically identify the portion attributable to interest owed to the trust and the consideration for the remainder. Please tell us how you accounted for the issuance and how the issuance is reflected on the statement of stockholders equity.

67. Please clarify what is meant by your statement that the stock is valued at "$76,000 per year, effective March 1, 2002." It is unclear why the issuance was not valued at its fair market value at the date of grant. It is also unclear why you are accruing interest on the stock granted to the trust. Please advise or revise.

68. You state the $348,150 of long-term portion of the notes payable
to related parties is not due until after March 1, 2006.  Because you
continue to present the same amount as long-term in your May 31,
2005
financial statements, we assume the long-term portion is not due prior to May 31, 2006. Revise your disclosure to clarify the specific maturities of the note and provide the five year payout schedule required by paragraph 10 of SFAS 47.

Note 7: Capital Structure, page 50
Consulting Agreements, page 55

69. Please revise your disclosure to clarify whether you issued restricted stock or options related to the November 2004 and March 2005 consulting agreements. Based on Exhibits 10.5 and 10.6 it appears these are not options. If restricted stock was issued, please clarify whether the stock was purchased at a price of $0.03 per share or if $0.03 per share was used to determine the number of shares to be issued based on a nominal value attributed to the services to be provided by the consultants. Please also tell us how you determined the values you attribute to the consideration, including the price of your common stock used in the valuation.

70. You state that the first third of the restricted stock issued in connection with the November 2004 consulting agreement vested immediately. Exhibits 10.5 and 10.6 indicate that prior to December
1, 2005 you may call all shares. Please revise your disclosure to clarify this apparent inconsistency.

71. Please tell us what consideration you gave to the applicability of EITF 96-18 in determining whether a measurement date has occurred with respect to the restricted stock and warrants issued in connection with your consulting agreements. In this regard, the restricted stock agreements do not appear to contain a disincentive to non-performance sufficient to establish a performance commitment.
Please provide us with copies of the warrant agreements.

Warrants, page 56

72. Please provide us with your calculation of the value of the warrants issued on March 29, 2005. The value you attributed to the warrants appears to approximate the intrinsic value rather than the fair value. Please advise or revise.

73. We assume the warrants issued to the TAM Trust were issued to satisfy a portion of the interest owed on the note payable to the trust. It is unclear why you have recognized the value of the warrant as "unearned interest" to be recognized over a three year period rather than as a reduction in interest payable. Please advise or revise. If this issuance is not intended to be a reduction in interest owed to the trust, please revise your disclosure to clarify the basis for the warrant grant.

Note 8: Income Taxes, page 59

74. Separately disclose the amount and expiration date for each operating loss carry forward and each tax credit carry forward.
See
paragraph 48 of SFAS 109.

75. We note on page 60 that your valuation allowance at 2004 was $940,997 and at 2005 was $1,004,228 which is a difference of $63,231.
However, on page 59, the change in valuation allowance is $87,388. Please provide to us your calculation to help us understand the difference.

Note 9: Commitments and Contingencies
Legal Proceedings, page 61

76. If true, please confirm that you have not responded to the lawsuit filed by Mr. Douglas Copp in February 2002. Please also revise your disclosure to explain why.

Note 11: Loss Per Share, page 65

77. Please disclose how you account for restricted stock in your loss per share calculation.


Note 12: Subsequent Events, page 65

78. Tell us the services in connection with the Form 10-SB for which you issued 154,700 restricted shares.

Interim Financial Statements
General

79. Please ensure that amounts disclosed in the notes agree to your financial statements. In this regard, we note that amounts in
Note 3
and Note 5 do not agree to your May 31, 2005 financial statements.

Balance Sheet, page 67

80. Given that you now have stockholders` equity, please revise the line item entitled stockholders deficit.

Statement of Operations, page 69

81. Supplementally tell us the components of miscellaneous income on your interim statement of operations.

Note 2. Summary of Significant Accounting Policies, page 74

82. You state on page 45 that SFAS 123R may materially impact your results of operations in the third quarter ending November 30,
2005
and thereafter. Please expand your summary of significant accounting policies in your interim financial statements to provide the progress of your assessment of this accounting standard.

Part III
Index to Exhibits

83. You must file the exhibits marked as previously filed with the Commission or, otherwise, incorporate the exhibits into your registration statement by reference. Refer to Exchange Act Rule 12b-
23. Please also identify where the incorporated material can be found.

Signatures

84. Revise the signature block to provide the representation required by Form 10-SB.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or Scott Watkinson, Senior Staff Accountant, at (202) 551-
3741 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff
Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at
(202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director
??

??

??

??

Carl Palmer
Seychelle Environmental Technologies, Inc.
October 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE